UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of July 2022

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover

Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

On July 7, 2022, Galmed Pharmaceuticals Ltd. issued a press release entitled “Galmed Reports Significant Anti-Fibrotic Effects of Aramchol in Pulmonary and Gastrointestinal Fibrosis Models Reinforcing the Expansion of Aramchol’s Clinical Development to Additional Indications.” A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

The first, third and fourth paragraphs of the press release attached as Exhibit 99.1 to this Form 6-K are incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-254766).

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated July 7, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: July 7, 2022	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer